ASSET PURCHASE AND SALE AGREEMENT

by and between

ROYAL STANDARD MINERALS INC.,

MANHATTAN MINING CO.,

SCORPIO GOLD CORPORATION

and

GOLDWEDGE LLC

DATED: OCTOBER 10, 2012

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 10, 2012, is made and entered into by and between Royal Standard Minerals Inc., a corporation existing under the federal laws of Canada (“Royal Standard”), Manhattan Mining Co., a Nevada corporation (“Manhattan”), Scorpio Gold Corporation, a British Columbia corporation (“Scorpio Gold”) and Goldwedge LLC, a Nevada limited liability corporation (“Scorpio Sub”).

WHEREAS, Royal Standard, through its wholly-owned subsidiary, Manhattan, owns a 100% interest in certain patented and unpatented lode mining claims and mineral leases located in: (i) Nye County (known as the “Goldwedge Property”, as more particularly described herein) and (ii) Elko County (known as the “Pinon Property”, as more particularly described herein), in the State of Nevada, collectively referred to as the “Acquisition Properties”, and together with certain related assets more particularly set out herein, the “Assets”.

WHEREAS, Royal Standard, through Manhattan, wishes to sell to Scorpio Gold and Scorpio Gold, through its indirect wholly-owned subsidiary, Scorpio Sub, wishes to purchase from Royal Standard, the Assets, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1     Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly states otherwise:

(a)	“Acquisition Properties” means, collectively, the Goldwedge Property and the Pinon Property, as each is more particularly described under its respective heading in Exhibit A hereto.

(b)	“Acquisition Property Contracts” means any Contracts, other than this Agreement, affecting the Assets in any material respect, including the Leases.

(c)

“Affiliate” means, with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, Controls such Person, or any other Person that is Controlled by or under common Control with such Person.

(d)	“Agreement” or “this Agreement” means this Asset Purchase and Sale Agreement, together with the Exhibits hereto and the Disclosure Letter.

(e)	“Applicable Law” means any applicable law, regulation, statute, rule, order, ordinance, code, requirement, restriction, judgment or decree of any Governmental Entity, including Environmental Laws.

(f)

“Assets” means all of Royal Standard’s and Manhattan’s right, title and interest in and to the Acquisition Properties and the assets relating thereto, other than Excluded Assets, including all Real Property, all Leases, any mined ore materials located on the Acquisition Properties, the Tangible Assets, the Permits, Reclamation Bonds, the Acquisition Property Contracts, the Technical Information and all other assets owned or held primarily in connection with the Acquisition Properties and related operations held in the name of Royal Standard or Manhattan.

(g)

“Assumed Liabilities” shall mean (i) all of the debts, liabilities and obligations relating to the Assets, including, those arising out of the Acquisition Property Contracts, arising as a result of events occurring on or after the Closing, and (ii) all Environmental Claims, reclamation liabilities, costs and obligations related to the Assets arising as a result of events occurring after the Closing, which for greater certainty, does not include any of the Pre-Closing Liabilities.

(h)

“Business Day” means any day, other than a Saturday or Sunday, on which banks in Val D’Or, Quebec, Toronto, Ontario and Reno, Nevada are open for commercial banking business during normal banking hours.

(i)	“Cash Advances” means the aggregate amount of the Prior Cash Advances plus all further amounts advanced by Scorpio Gold to Royal Standard pursuant to Section 2.4.

(j)	“Cash Advances GSA” means the general security agreement between Scorpio Gold and Royal Standard dated September 27, 2012 executed in connection with the Cash Advances.

(k)	“Cash Consideration” has the meaning set forth in Section 2.1(a)(i).

(l)	“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 USC 9601 et seq., and any similar statutes subsequently enacted by the State of Nevada.

(m)	“Claim” means any claim, action, suit, litigation, proceeding, injunction, dispute, complaint, demand, decree, order, settlement proceeding or judgment.

(n)	“Closing” means the closing referred to in Section 3.1.

(o)	“Closing Date” means the date on which the Closing occurs.

(p)	“Code” means the Internal Revenue Code of 1986, as amended.

(q)	“Confidentiality and Standstill Agreement” has the meaning set forth in Section 6.8.

(r)	“Consideration Shares” has the meaning set forth in Section 2.1(a)(ii).

(s)

“Contract” means any material agreement, contract, arrangement, commitment, mortgage, indenture, lease, franchise or other instrument or understanding, as amended, including, any documents evidencing the Waterton Debt.

(t)

“Control” means (and, as applicable, as part of its derivatives “Controls” and “Controlled” means) possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, including by the ability to control directly or indirectly, more than fifty percent (50%) of the voting power of such Person, including by agreement or other arrangement having a similar effect.

(u)	“Disclosure Letter” means the Disclosure Letter of even date herewith prepared, signed and delivered by Royal Standard and Manhattan simultaneously with the execution hereof.

(v)	“Disclosure Update” has the meaning set forth in Section 6.10.

(w)

“Encumbrances” means any lien, royalty, security interest, debt, option, mortgage, deed of trust, charge, restriction on use of enjoyment, lease, pledge, proxy, voting trust or agreement, obligation, option, right of first refusal, easement, reversionary interest, understanding or arrangement, whether contingent or absolute, imposing any restriction on title, possession or use or other restrictions on use, title or transfer.

(x)

“Environmental Claim” means any Claim asserted against a party hereto by any third-party Person (but not by a party hereto) alleging actual or potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, relating to any Release or to the presence of any Materials of Environmental Concern.

(y)

“Environmental Law” means each Applicable Law (including CERCLA) relating to pollution, protection or preservation of, or mitigation of adverse effects regarding, the environment, including protection or preservation of ambient air, surface water, ground water, land surface or subsurface strata and natural resources.

(z)	“Excluded Assets” means the following assets and property of Royal Standard and Manhattan:

(a)	all income taxes that may be recoverable by Royal Standard or Manhattan in connection with the Assets in respect of the period up to the opening of business on the Closing Date;

(b)	all non-transferable licences, permits, approvals or registrations issued to or held by Royal Standard or Manhattan in connection with the Assets;

(c)

any refundable taxes previously paid by Royal Standard or Manhattan (including any value added taxes) and any claim or right of Royal Standard or Manhattan to any refund of taxes for periods prior to the Closing Date;

(d)	the assets described in Exhibit C; and

(e)	all other assets, property and undertaking of the Seller not used in connection with the Assets.

(aa)

“Governmental Entity” means a national, state, regional or local government, court, arbitral, tribunal, administrative agency, stock market or exchange, division or commission or other governmental or regulatory authority or agency.

(bb)	“Holdback Amount” has the meaning set forth in Section 2.3.

(cc)	“Leases” means the leases comprising part of the Acquisition Properties described in the attached Exhibit A.

(dd)

“Letter Agreement” means the letter agreement dated August 28, 2012, as amended on September 28, 2012, between Scorpio Gold and Royal Standard regarding the acquisition of the Acquisition Properties by Scorpio Gold from Royal Standard.

(ee)

“Material Adverse Effect” means in respect of a party, or the Assets as a whole, as applicable, any one or more events, occurrences or matters which individually or when aggregated with all such events, occurrences or matters of a like kind or category, has (or would be likely to have) a material adverse effect on the business, properties, financial condition, results, operations or prospects of that party and its Affiliates, taken as a whole, or the Assets, taken as a whole, but does not include:

(i)	an event, occurrence or matter required to be completed pursuant to this Agreement;

(ii)	any change in accounting standards, law regulation or policy;

(iii)	a change in the price of gold, or any other event, occurrence or matter affecting the gold mining industry generally;

(iv)

general economic, financial, currency exchange, securities or commodity market conditions, provided that the foregoing do not disproportionately affect any party hereto or the Assets, respectively, when compared to the other parties hereto;

(v)

any change in the market price of the securities of either party hereto (provided that the causes underlying such change may be taken into account when determining whether a Material Adverse Effect has occurred); or

(vi)	an event that affects the parties hereto in a substantially consistent and proportionate manner.

(ff)

“Materials of Environmental Concern” means the following items and materials, to the extent that such are regulated or listed under any applicable Environmental Law: chemicals; pollutants; contaminants; wastes and waste materials; toxic or hazardous substances; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

(gg)	“Mining Rights” has the meaning set forth in Section 4.7(a).

(hh)

“Permits” means any permit, certificate, license, order, qualification, entitlement or consent of any Governmental Entity currently held by Royal Standard or Manhattan or currently required under Applicable Law to be held by Royal Standard or Manhattan and that relate to the Assets in any material way, including those described in Exhibit D.

(ii)	“Permitted Encumbrances” means:

(i)

statutory liens incurred or deposits made in the ordinary course in connection with workers’ compensation, unemployment insurance and similar or equivalent legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(ii)	security given to a public utility or any Governmental Entity when required in the ordinary course of business of a Person;

(iii)	easements and any registered restrictions or covenants that run with the land provided they have been complied with;

(iv)

rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telephone and cable lines and other utilities which are a matter of record;

(v)	zoning by-laws, ordinances or other restrictions as to the use of real property and agreements with other Persons which are a matter of record; and

(vi)	encumbrances, if any, listed in the Exhibit A hereto.

(jj)

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

(kk)

“Pre-Closing Liabilities” means (i) all obligations and liabilities arising out of, or relating to, conditions, operations and activities at or in connection with the Assets (whether known or unknown) arising in connection with all periods prior to the Closing Date, including any obligations or liabilities pertaining to employees or former employees of Royal Standard, Manhattan or their Affiliates who were employed or performed services at the Acquisition Properties or employee benefit plans covering such active or former employees; and (ii) all liabilities or obligations under, or in connection with, all of Royal Standard’s or Manhattan’s (or any of their respective Affiliates’) liability under Environmental Law relating to the Assets arising as a result of any activities or events on the Acquisition Properties prior to the Closing Date.

(ll)	“Prior Cash Advances” means all advances made by Scorpio Gold to Royal Standard prior to the date hereof pursuant to the terms of the Letter Agreement, in the aggregate amount of Cdn.$250,000.

(mm)	“Purchase Price” has the meaning set forth in Section 2.1(a).

(nn)

“Real Property” means all fee-owned and leased fee property parcels and the patented and unpatented lode mining claims relating to the Acquisition Properties, as set forth on the attached Exhibit A, and any improvements, fixtures, buildings, structures and facilities contained thereon, together with all rights and appurtenances pertaining to each parcel of land included therein, including any easements, options, rights-of-way, servitudes, air, mineral rights, water and water rights, wells and well rights, and all tenements, hereditaments, privileges thereunto belonging, and any other rights or appurtenances to such parcels.

(oo)

“Reclamation Bonds” means all cash deposits and other forms of security held in the name of or on behalf of Manhattan or Royal Standard in connection with reclamation obligations in respect of the Acquisition Properties, including those listed in Exhibit F hereto.

(pp)	“Release” means any release, spill, emission, leaking, disposal or discharge into the atmosphere, soil, surface water, ground water or real property of Materials of Environmental Concern.

(qq)

“Required Consents” means (i) all required material consents, approvals or waivers from, and all filings, notices or registrations with, any Governmental Entity in connection with the consummation of the Transactions, and (ii) all material consents, approvals or waivers required by Contracts in connection with the consummation of the Transactions hereunder, all as more particularly set forth in the Disclosure Letter.

(rr)

“Royal Standard Indemnified Persons” means Royal Standard, Manhattan and each of their respective Affiliates, including the respective officers, directors, employees, representatives and agents of each of them.

(ss)

“Royal Standard’s Knowledge” means the knowledge of each of the directors and officers of Royal Standard and Manhattan, and the knowledge which should have been obtained upon reasonable due inquiry by all such directors and officers of Royal Standard and Manhattan whose duties would, in the normal course of the affairs of a prudently managed business, result in such directors and officers having knowledge concerning such area or aspect.

(tt)

“Royal Standard Losses” means any and all actual losses, awards, liabilities, penalties, fees, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights under this Agreement but excluding any loss of profits) incurred by any of the Royal Standard Indemnified Persons arising out of:

(i)	subject to Section 9.5, any breach by Scorpio Gold or Scorpio Sub of any of their respective representations and warranties contained in or made by or pursuant to this Agreement;

(ii)	any breach by Scorpio Gold or Scorpio Sub of any of their respective covenants contained in this Agreement; or

(iii)	any Assumed Liability, except for any Pre-Closing Liability.

(uu)

“Scorpio Disclosure Record” means all documents that Scorpio Gold is required to file and has filed with Canadian securities regulators, as listed on SEDAR, as a reporting issuer in each of British Columbia and Alberta, including annual and interim financial statements, annual and quarterly reports, press releases, material change reports and technical reports.

(vv)

“Scorpio Indemnified Persons” means Scorpio Gold, Scorpio Sub and each of their respective Affiliates, including the respective officers, directors, employees, representatives and agents of each of them.

(ww)

“Scorpio’s Knowledge” means the knowledge of each of the directors and officers of Scorpio Gold and Scorpio Sub and the knowledge which should have been obtained upon reasonable due inquiry by all such directors and officers of Scorpio Gold and Scorpio Sub whose duties would, in the normal course of the affairs of a prudently managed business, result in such directors and officers having knowledge concerning such area or aspect.

(xx)

“Scorpio Losses” means any and all actual losses, awards, liabilities, penalties, fees, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights under this Agreement, but excluding loss of profits) incurred by any of the Scorpio Indemnified Persons arising out of:

(i)	subject to Section 9.5, any breach by Royal Standard or Manhattan of any of their representations and warranties contained in or made by or pursuant to this Agreement;

(ii)	any breach by Royal Standard or Manhattan of any of their respective covenants contained in this Agreement; or

(iii)	any Pre-Closing Liability.

(yy)

“Scorpio Mining Properties” means the material mining properties and projects in which Scorpio Gold or one of its Affiliates owns or holds a right, title or deed, as disclosed in the Scorpio Disclosure Record;

(zz)	“Tangible Assets” means the machinery, equipment, supplies and related assets set forth on the attached Exhibit B.

(aaa)

“Tax” or “Taxes” means all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any Governmental Entity, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.

(bbb)

“Tax Audit” means any deficiency, proposed adjustment, adjustment, assessment, audit, examination, investigation or inquiry by a Governmental Entity with respect to the liability or potential liability for Taxes, or any other administrative or court Claim regarding Taxes.

(ccc)

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

(ddd)

“Technical Information” means operating and maintenance manuals, as-built drawings, engineering studies and working papers, geologic data, exploration data, production data, milling data, samples, drill cores, borings, engineering maps, mine plans and maps, laboratory work (including assays and metallurgical analyses), reserve reports, resource estimates, economic analyses, all levels of feasibility studies, photographs, drill logs, environmental records, permitting records, health and safety records, lease files, correspondence with lessees, correspondence with Governmental Entities or officials, property tax records, and all other records, data and information (whether in hard copy or electronic form) within the possession or control of Royal Standard or any Affiliate thereof relating to any of the Assets or any operations on the Acquisition Properties.

(eee)	“Termination Date” has the meaning set forth in Section 3.1.

(fff)	“Transactions” means all the transactions provided for or contemplated by this Agreement.

(ggg)

“Transfer Taxes” means all transfer, recording, documentary, registration, conveyance or similar Taxes and fees imposed in respect of any sale or other transfer of real property or any interest in real property, but excluding Taxes imposed under Applicable Law on a Person, such as income tax and capital gains tax.

(hhh)	“Waterton” means Waterton Global Value, L.P.

(iii)

“Waterton Debt” means the debt owing by Manhattan to Waterton pursuant to a Senior Secured Gold Stream Credit Agreement dated August 26, 2011, as amended by amending agreements dated May 2, 2012 and June 28, 2012, in the aggregate principal amount of US$12,000,000.

Section 1.2     Interpretation.

(a)

When a reference is made in this Agreement to a section, article, recital, paragraph, exhibit or schedule such reference shall be to a section, article, recital, paragraph, exhibit or schedule of this Agreement unless otherwise clearly indicated to the contrary.

(b)	Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”.

(c)

The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)

The meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders, and where a word or phrase is defined herein, each of its other grammatical forms has a corresponding meaning.

(e)	A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, to the extent permitted hereunder.

(f)

References to any document or agreement, including this Agreement, shall be deemed to include references to such document or agreement as amended, supplemented or replaced from time to time in accordance with its terms.

(g)

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(h)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

Section 1.3     Exhibits. This Agreement contains the following exhibits, each of which constitutes a part of this Agreement:

Exhibit A	Description of the Properties
Exhibit B	List of the Tangible Assets
Exhibit C	Excluded Assets
Exhibit D	List of Permits
Exhibit E	List of Water Rights
Exhibit F	List of Reclamation Bonds
Exhibit G	Holdback Amounts

Article 2
PURCHASE AND SALE OF ASSETS

Section 2.1     Sale and Transfer of Assets; Purchase Price and Consideration.

(a)

On the terms and subject to the conditions set forth in this Agreement, at the Closing, Royal Standard and Manhattan shall sell, convey, assign, transfer and deliver to Scorpio Sub and Scorpio Sub shall purchase from Royal Standard and Manhattan, all of Royal Standard and Manhattan’s right, title and interest in and to the Assets free and clear of all Encumbrances other than the Permitted Encumbrances. As consideration for the Assets, Scorpio Sub shall pay, deliver or assume (or cause to be paid, delivered or assumed), the following (collectively, the “Purchase Price”):

(i)

at Closing, Scorpio Sub shall pay (or cause to be paid) to Royal Standard, or to such Person as Royal Standard may direct in writing, by wire transfer, a cash amount equal to Cdn.$1,250,000 less (A) the aggregate amount of the Cash Advances and (B) the Holdback Amount, in immediately available funds (the “Cash Consideration”);

(ii)

at Closing, Scorpio Sub shall deliver (or cause to be delivered to Manhattan) a share certificate registered in the name of Royal Standard, or, subject to applicable securities laws, to such Person as Royal Standard may direct in writing, representing, 3,000,000 common shares in the capital of Scorpio Gold (the “Consideration Shares”) which Consideration Shares shall be:

(A)	issued as fully paid, non-assessable shares in the capital of Scorpio Gold, free and clear of all Encumbrances, other than any hold periods pursuant to applicable securities laws;

(B)

issued pursuant to an exemption from the prospectus requirements of the Securities Act (Ontario) such that the Seller may rely on section 2.5 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators (“NI 45-102”) at the time of resale; and

(C)	listed and posted for trading on the TSX Venture Exchange commencing on the Closing Date.

(iii)	at Closing, Scorpio Sub shall assume from Manhattan the Waterton Debt.

(b)	The Parties acknowledge that the Assets have a fair market value equivalent to the Purchase Price.

Section 2.2     Assumed Liabilities. Except as otherwise specifically set forth in this Agreement, Scorpio Sub covenants and agrees that at and after the Closing Date, it shall assume and become responsible for and agrees to discharge, perform, satisfy and fulfill the Assumed Liabilities. Subject to Section 2.3, Royal Standard and Manhattan shall retain all responsibility and liability for the Pre-Closing Liabilities, and Scorpio Gold and Scorpio Sub will not assume or have any responsibility, obligation or liability whatsoever for or with respect to any Pre-Closing Liabilities. This Agreement and the consummation of the Transactions shall not be construed to reduce any indemnification rights or benefits from third parties (under separate agreements or other arrangements) that may be in favor of any party to this Agreement or its applicable predecessors, successors or assigns.

Section 2.3     Holdback Amount. On Closing, Scorpio Sub shall withhold from the Cash Consideration an amount equal to      the aggregate amount listed on Exhibit G hereto X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X  X X X  X X X X X X X X  X X X  X X

Section 2.4     Cash Advances. On the date hereof and until the Closing or earlier termination of this Agreement, on or before the 10th day of each calendar month following the execution of this Agreement, Scorpio Gold will advance Royal Standard Cdn.$100,000 as a non-interest bearing refundable advance payment of the Cash Consideration, which advances shall not, combined with the Prior Cash Advances, exceed the Cash Consideration. All Prior Cash Advances plus any amounts advanced pursuant to this Section 2.4 will be secured pursuant to the Cash Advances GSA. In the event that this Agreement is terminated pursuant to Article 8, Royal Standard will repay the Cash Advances to Scorpio Gold within three months of the date of termination of this Agreement.

Section 2.5     Excluded Assets. Notwithstanding Section 2.1, the Excluded Assets and all books and records related to the Excluded Assets shall be specifically excluded from the Assets and no right, title or interest therein or thereto shall be sold, transferred, assigned or conveyed, or deemed to have been sold, transferred, assigned or conveyed, to Scorpio Gold or Scorpio Sub on Closing.

Article 3
THE CLOSING

Section 3.1     The Closing. Upon the terms and subject to the conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Axium Law Corporation, at Suite 3350 – 1055 Dunsmuir Street, Vancouver, British Columbia as soon as practicable following the satisfaction and/or waiver of all conditions to Closing set forth in Article 7 (other than conditions which can be satisfied only by the delivery of certificates, opinions or other documents at the Closing), but by no later than December 15, 2012 (the “Termination Date”), unless another date or place is agreed in writing by Scorpio Gold and Royal Standard.

Section 3.2     Deliveries by Scorpio Sub. At the Closing, Scorpio Sub shall deliver or cause to be delivered to Royal Standard and Manhattan (unless previously delivered) the following documents in form and substance satisfactory to Royal Standard, acting reasonably:

(a)	the Cash Consideration (less the Cash Advances and the Holdback Amount);

(b)

a share certificate representing the Consideration Shares registered in the name of Royal Standard, or, subject to applicable securities laws, to such other Person as Royal Standard may direct in writing;

(c)	evidence that Scorpio Sub has assumed the Waterton Debt;

(d)	evidence that Royal Standard has been released and discharged from all its obligations to Wateron in connection with the Waterton Debt;

(e)	evidence that the security granted pursuant to the Cash Advances GSA has been discharged;

(f)	a copy of the TSX Venture Exchange’s approval of the Transactions;

(g)	an executed copy of the Certificate referred to in Section 7.3(e) hereof;

(h)	all other previously undelivered documents required to be delivered by Scorpio Gold or Scorpio Sub at or prior to the Closing in connection with this Agreement; and

(i)	any documents and other materials reasonably requested by Royal Standard to evidence the satisfaction by Scorpio Gold and Scorpio Sub of all conditions set forth in Section 7.1 and Section 7.3 hereof.

Section 3.3     Deliveries by Royal Standard and Manhattan. At the Closing, Royal Standard and Manhattan shall deliver or cause to be delivered to Scorpio Gold and Scorpio Sub (unless previously delivered), the following documents in form and substance satisfactory to Scorpio Gold, acting reasonably:

(a)

a warranty deed and assignment and bill of sale or other document evidencing effective transfer of title of the Assets to Scorpio Sub, free from all Encumbrances except Permitted Encumbrances, and assumption of Assumed Liabilities by Scorpio Sub, substantially in a form to be agreed upon by Scorpio and Royal Standard, each acting reasonably, prior to Closing;

(b)	executed copies of the Required Consents referred to in Section 4.4 hereof;

(c)	an executed copy of the Certificate referred to in Section 7.2(e) hereof;

(d)	all other previously undelivered documents required to be delivered by Royal Standard or Manhattan at or prior to the Closing in connection with this Agreement;

(e)

a non-foreign affidavit, dated as of the Closing Date, in form and substance required under Treasury Regulation Section 1.1445-2(b) stating that Manhattan is not a “foreign person” as defined in Code Section 1445;

(f)	any documents and other materials reasonably requested by Scorpio Gold to evidence satisfaction by Royal Standard and Manhattan of all of the conditions set forth in Section 7.1 and Section 7.2; and

(g)	any documents that may be required by any Governmental Entity for the purposes of recording the transfer of the Assets in favor of Scorpio Sub.

Section 3.4     Deliveries Conditional. Each of the events to occur at the Closing pursuant to this Article 3 is a condition precedent to the other and shall be deemed to have occurred simultaneously with the others.

Section 3.5     Payment of Recording Fees and Transfer Taxes. Scorpio Sub shall be solely responsible for the payment of all applicable recording fees and Transfer Taxes relating to the Assets.

Section 3.6     Transfer of Risk of Loss. Risk of loss of the Assets shall pass from Manhattan and Royal Standard to Scorpio Sub upon the Closing of the Transactions.

Article 4
REPRESENTATIONS AND WARRANTIES OF ROYAL STANDARD AND MANHATTAN

Except as specifically set forth in the Disclosure Letter, Royal Standard and Manhattan hereby represent and warrant on a joint and several basis to Scorpio Gold and Scorpio Sub that all of the statements contained in this Article 4 are true and complete as of the date of this Agreement (or if made as of a specified date, as of such date) and covenant that such statements will be true and complete as of the Closing Date as though made on the Closing Date (or if made as of a specified date, as of such date). Each exception set forth in the Disclosure Letter and each other response to this Agreement set forth in the Disclosure Letter is identified by reference to, or has been grouped under a heading referring to, a section of this Agreement and, except as is reasonably apparent that such disclosure is applicable to another section of this Agreement (or by cross-reference or other identification), relates only to such section. In the event of any inconsistency between statements in the body of this Agreement and statements in the Disclosure Letter, the statements in the Disclosure Letter shall govern. Royal Standard and Manhattan may amend, update and supplement any section of the Disclosure Letter, giving notice of any change to Scorpio Gold and Scorpio Sub prior to the Closing, according to the terms set forth in Section 6.10.

Section 4.1     Authorization. Each of Royal Standard and Manhattan has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Royal Standard and Manhattan of this Agreement and such other agreements and documents to be executed, delivered and performed by each of them hereunder, and the consummation by each of them of the Transactions, have been, or will at the time of Closing be, duly authorized by all necessary bodies (including, if applicable, the directors of each of them), and, except for the approval of the shareholders of Royal Standard, no other action or consent concerning either of them is necessary to authorize the execution and delivery by each of them of this Agreement and such agreements and documents, the performance by each of them of their respective obligations thereunder, or the consummation by each of them of the Transactions.

Section 4.2     Binding Agreement. Each of this Agreement and the other agreements and documents to be executed by Royal Standard or Manhattan and delivered in connection herewith has been, or on Closing will be, duly executed and delivered by Royal Standard and Manhattan, as applicable, and, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, each of this Agreement and such other agreements or documents is a valid and binding obligation of Royal Standard and Manhattan, as applicable, enforceable against each of them in accordance with its respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

Section 4.3     Organization; Qualification. Each of Royal Standard and Manhattan is a corporation validly existing under the laws of its jurisdiction of incorporation. Each of Royal Standard and Manhattan has full corporate power and authority to own, lease and operate all of its assets and properties and carry on its respective business and operations, and is duly qualified or licensed to do business in good standing in every jurisdiction in which they conduct business.

Section 4.4     Required Consents and Approvals; No Violations. Except as set forth in Section 4.4 of the Disclosure Letter, none of the execution, delivery or performance of this Agreement or any of the other agreements and documents in connection herewith by Royal Standard or Manhattan, the consummation thereby of the Transactions or compliance thereby with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the governance documents of either of them, (ii) require any filing with, or permit, authorization, agreement, consent or approval of, any Governmental Entity or other Person (including consents from parties to Contracts to which Royal Standard or Manhattan is a party), that, if not obtained, would result in a Material Adverse Effect, (iii) require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Royal Standard or Manhattan is a party or by which either of their assets or properties (including the Assets) are bound, (iv) violate any Applicable Law with respect to Royal Standard, Manhattan or the Assets, or (vi) result in the imposition or creation of any Encumbrance on any of the Assets. Section 4.4 of the Disclosure Letter sets forth all Required Consents, to Royal Standard’s Knowledge.

Section 4.5     Contracts. Section 4.5 of the Disclosure Letter sets forth each Acquisition Property Contract and such Acquisition Property Contracts are the only Contracts applicable to, or affecting in any way, any of the Acquisition Properties or the Assets. True, correct and complete copies of each of the Acquisition Property Contracts have been made available to Scorpio Gold. Except as set forth in Section 4.5 of the Disclosure Letter, all Leases are in good standing, each Acquisition Property Contract to which Royal Standard or Manhattan is a party or otherwise bound is in full force and effect, has not been modified or amended from the copy made available to Scorpio Gold and constitutes the legal, valid and binding obligation of Royal Standard or Manhattan as a party thereto, in accordance with the terms thereof, and, to the actual knowledge of Royal Standard and its directors and officers, each Acquisition Property Contract is a legal, valid and binding obligation of the other party or parties to such Acquisition Property Contract. Royal Standard or Manhattan, as a party thereto, is not in breach or default under any Acquisition Property Contract in any material respect, and to the actual knowledge of Royal Standard and its directors and officers, no other party thereto is in breach or default thereunder in any material respect and no event has occurred that with notice or lapse of time would constitute any breach or default in any material respect, or, to Royal Standard’s Knowledge, permit termination, modification or acceleration in any material respect, of any Acquisition Property Contract.

Section 4.6     Title to Assets; Encumbrances. Royal Standard and Manhattan own a 100% interest in the Assets, and neither Royal Standard nor Manhattan have a partner or joint venturer in connection with any of the Assets. Except as set forth in Section 4.6 of the Disclosure Letter, none of the Assets are subject to any venture, partnership or other agreement affecting in any manner the ownership, use, operation or transferability of the Assets. Royal Standard and Manhattan hold good and marketable right, title and interest in each of the Assets free and clear of all Encumbrances other than Permitted Encumbrances and, following the Closing, Scorpio Sub will own all of Royal Standard’s and Manhattan’s interests in each of the Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 4.7     Mining Rights. Except as set out in Section 4.7 of the Disclosure Letter:

(a)

Exhibit A to this Agreement includes all of the applicable Acquisition Properties, including the Leases comprising the Assets (collectively, the “Mining Rights”), and the description of the Mining Rights set out in Exhibit A constitutes an accurate and complete description of all material mineral rights and related interests held or controlled by Manhattan or Royal Standard relating to the Acquisition Properties;

(b)

Manhattan holds the Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Manhattan to explore, mine and sell the minerals located on and within the Acquisition Properties, subject to applicable permitting requirements;

(c)

all property, options, leases or claims comprising the Mining Rights have been validly located, recorded, filed and maintained in accordance in all material respects with all Applicable Laws and are valid and subsisting except where the failure to be so would not have a Material Adverse Effect on the Assets;

(d)

all unpatented mining claims comprising the Mining Rights were properly located on public domain lands that were at the time open to the location of mining claims, and are not overstaked by any other claims;

(e)	Manhattan has all necessary and material surface rights and access rights relating to the Acquisition Properties necessary to carry out all mining exploration and operations thereon; and

(f)

each of the proprietary interests or rights comprising the Mining Rights and each of the documents, agreements and instruments and obligations relating thereto are currently in good standing, except where the failure to be so would not have a Material Adverse Effect on the Assets.

Section 4.8     Permits. Manhattan possesses all Permits required under Applicable Law relating to the Assets, and has in effect all necessary Permits in accordance with all Applicable Laws for the operations of the Assets as presently conducted, which Permits are identified in Exhibit D.

Section 4.9     Reclamation Bonds. All Reclamation Bonds held by Manhattan or Royal Standard in connection with the Acquisition Properties or operations thereon are fully and accurately described in Exhibit F, and all such Reclamation Bonds are presently in good standing under Applicable Law.

Section 4.10     Water Rights. Manhattan possesses all water rights required under Applicable Law and has in effect all necessary water rights in accordance with all Applicable Laws for the operations of the Assets as presently conducted, which water rights are identified in Exhibit E. All such water rights are in good standing and to Royal Standard’s Knowledge have been beneficially used in a manner that preludes any forfeiture or partial forfeiture from nonuse.

Section 4.11     Environmental Liabilities. Except as set forth in Section 4.11 of the Disclosure Letter, to Royal Standard’s Knowledge:

(a)	there are no Environmental Claims pending or threatened, relating to or alleging the violation of or non-compliance with Environmental Law or any Release on or in relation to the Assets;

(b)	Royal Standard and Manhattan have not received any notice from a Governmental Entity or other Person alleging non-compliance with Environmental Law in connection with the Assets;

(c)	Royal Standard has provided to Scorpio Gold all material information in its possession regarding environmental matters pertaining to, or the environmental condition of, the Assets; and

(d)	Royal Standard and Manhattan have no knowledge or information indicating:

(1)	that Materials of Environmental Concern from any source (mining or otherwise) have been released on the Acquisition Properties or any of them; or

(2)	that any underground or above-ground site of historic or current mining operations on the Acquisition Properties could cause or constitute a Release or threat of Release; or

(3)	that any part of the Acquisition Properties has been included or proposed for inclusion on the National Priorities List (40 C.F.R. Section 300 App. B); or

(4)	that any part of the Acquisition Properties has been studied or proposed for study by the Environmental Protection Agency or any state regulatory agency; or

(5)

that any site of historic or current mining, milling and/or smelting workings on the Acquisition Properties or any of them is presently in such condition as to potentially raise liability to the past, present or future owner(s) and/or operator(s) of the Acquisition Properties pursuant to CERCLA or any other Environmental Law;

(6)	that any reclamation obligations for prior operations on any of the Acquisition Properties are unsatisfied; or

(7)

to the Assets are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or any other liability (whether contingent or otherwise) with respect to non-compliance with Environmental Law.

Section 4.12     Litigation. Except as set forth in Section 4.12 of the Disclosure Letter, there is no Claim by or before any Governmental Entity or brought by any Person pending or, to Royal Standard’s Knowledge, threatened against or involving Royal Standard, Manhattan or the Assets, or which questions or challenges the validity of this Agreement or any action taken or to be taken by Royal Standard or Manhattan pursuant to this Agreement or which could otherwise prevent the completion of the Transactions in accordance with the terms of this Agreement or which could have a Material Adverse Effect on the Assets.

Section 4.13     Taxes. Except as set forth in Section 4.13 of the Disclosure Letter (the “Non-Filed Tax Returns”), all material Tax Returns required to be filed on or prior to the Closing Date with respect to the Assets have, within the time and manner prescribed by Applicable Law, been duly filed with the appropriate tax authorities; (ii) all such Tax Returns were true, correct, and complete in all material respects; (iii) all Taxes required to be shown on such Tax Returns or otherwise due from Royal Standard or Manhattan with respect to the periods covered by such returns have been paid; (iv) there are no Encumbrances for Taxes upon the Assets except for statutory liens for Taxes not yet due; and (v) there is no existing Claim or Tax Audit concerning any liability (or potential liability) related to Tax matters of the Assets. To Royal Standard’s Knowledge, no Taxes are owing pursuant to the Non-Filed Tax Returns, and there is no known liability in connection with the Non-Filed Tax Returns which could result in a lien upon the acquisition properties or otherwise affect the transactions contemplated by this agreement.

Section 4.14     Operations and Employees. No active mining operations or activities have been conducted on or with respect to the Acquisition Properties since August 24, 2012, and except as set forth in Section 4.14 of the Disclosure Letter, no employee of Royal Standard, Manhattan or their Affiliates has rendered services, been stationed or otherwise been employed at the Acquisition Properties since August 24, 2012. No employees stationed or employed at the Acquisition Properties are unionized or otherwise covered by a collective bargaining agreement. Royal Standard, Manhattan and their Affiliates: (i) have complied in all material respects with all employment, labor and employee benefit related laws, regulations and rulings applicable to any of their employees who rendered services, are or were stationed, or otherwise are or were employed at the Acquisition Properties, including laws relating to the termination or lay-off of such employees; and (ii) have no severance or other continuing employee benefit plan related obligations or liabilities with respect to any such employees or former employees.

Section 4.15     Brokers or Finders. Neither Royal Standard nor Manhattan has entered into any agreement or arrangement entitling any Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions for which Scorpio Gold or Scorpio Sub could be liable.

Section 4.16     Due Diligence Review by Royal Standard. Each of Royal Standard and Manhattan acknowledges and confirms that it has been given a reasonable and adequate opportunity to review the documents, books, records and materials of Scorpio Gold and its Affiliates, that it has been supplied with all additional information concerning Scorpio Gold and its Affiliates’ business and operations that has been requested, that it has had a reasonable and adequate opportunity to ask questions of and receive answers from Scorpio Gold and its representatives, and that all questions have been answered to the full satisfaction of Royal Standard and Manhattan.

Article 5
REPRESENTATIONS AND WARRANTIES OF SCORPIO GOLD AND SCORPIO SUB

Scorpio Gold and Scorpio Sub hereby represent and warrant on a joint and several basis to Royal Standard and Manhattan that all of the statements contained in this Article 5 are true and complete as of the date of this Agreement (or if made as of a specified date, as of such date) and covenant that such will be true and complete as of the Closing Date as though made on the Closing Date (or if made as of a specified date, as of such date).

Section 5.1     Authorization. Each of Scorpio Gold and Scorpio Sub has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Scorpio Gold and Scorpio Sub of this Agreement and such other agreements and documents to be executed, delivered and performed by each of them hereunder, and the consummation by each of them of the Transactions have been duly authorized by any necessary bodies (including, if applicable, the directors of each of them), and no other action or consent concerning either of them is necessary to authorize the execution and delivery by each of them of this Agreement and such agreements and documents, the performance by each of them of their respective obligations thereunder, or the consummation by each of them of the Transactions.

Section 5.2     Binding Agreement. Each of this Agreement and the other agreements and documents to be executed by Scorpio Gold or Scorpio Sub and delivered in connection herewith has been, or on Closing will be, duly executed and delivered by Scorpio Gold and Scorpio Sub, as applicable, and, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, each of this Agreement and such other agreements or documents is a valid and binding obligation of Scorpio Gold and Scorpio Sub, as applicable, enforceable against each of them in accordance with its respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

Section 5.3     Organization; Qualification. Each of Scorpio Gold and Scorpio Sub is a corporation validly existing under the laws of its jurisdiction of incorporation. Each of Scorpio Gold and Scorpio Sub has full corporate power and authority to own, lease and operate all of its assets and properties and carry on its respective business and operations, and is duly qualified or licensed to do business, as a foreign entity or otherwise, in good standing in every jurisdiction in which they conduct business.

Section 5.4     Required Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement or any of the other agreements and documents in connection herewith by Scorpio Gold or Scorpio Sub, the consummation thereby of the Transactions or compliance thereby with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the governance documents of either of them, (ii) require, except as to the consent of the TSX Venture Exchange, any filing with, or permit, authorization, agreement, consent or approval of, any Governmental Entity or other Person (including consents from parties to Contracts to which Scorpio Gold or Scorpio Sub is a party), that, if not obtained, would result in a Material Adverse Effect, (iii) other than the consent of Waterton in its capacity as creditor to Scorpio, require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Scorpio Gold or Scorpio Sub is a party or by which either of their assets or properties are bound or (iv) violate any Applicable Law with respect to Scorpio Gold or Scorpio Sub.

Section 5.5     Contracts. True, correct and complete copies of each of the material Contracts relating to the business and operations of Scorpio Gold and its Affiliates have been made available to Royal Standard. Except as disclosed in the Scorpio Disclosure Record, each material Contract to which Scorpio Gold or Scorpio Sub is a party or otherwise bound is in full force and effect, has not been modified or amended from the copy made available to Royal Standard and constitutes the legal, valid and binding obligation of Scorpio Gold or Scorpio Sub as a party thereto, in accordance with the terms thereof, and, to the actual knowledge of Scorpio and its directors and officers, each such Contract is a legal, valid and binding obligation of the other party or parties to such Contract. Except as disclosed in the Scorpio Disclosure Record, Scorpio Gold or Scorpio Sub, as a party thereto, is not in breach or default under any material Contract in any material respect, and to the actual knowledge of Scorpio and its directors and officers, no other party thereto is in breach or default thereunder in any material respect and no event has occurred that with notice or lapse of time would constitute any breach or default in any material respect, or, to Scorpio’s Knowledge, permit termination, modification or acceleration in any material respect, of any Contract.

Section 5.6     Scorpio Disclosure Record. The Scorpio Disclosure Record contains no untrue statement of a material fact as at the date thereof, except as subsequently corrected in the Scorpio Disclosure Record, nor does it omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in a material respect in the circumstances in which it was made.

Section 5.7     Reporting Issuer Status. Scorpio Gold is a reporting issuer in British Columbia and Alberta and is not in default of any of the material requirements of the applicable securities laws of such jurisdictions.

Section 5.8     Stock Exchange Listing. The common shares of Scorpio Gold are listed for trading on the TSX Venture Exchange, and Scorpio Gold is not in default of any of the material listing requirements of the TSX Venture Exchange applicable to Scorpio Gold.

Section 5.9     Cease Trade Orders. No order ceasing, halting or suspending trading in the securities of Scorpio Gold nor prohibiting the sale of such securities has been issued to and is outstanding against Scorpio Gold.

Section 5.10     Share Capital. As of the date hereof, the authorized capital of Scorpio Gold consists of: an unlimited number of common shares without par value of which 114,548,235 common shares are issued and outstanding as fully paid and non-assessable shares.

Section 5.11     Consideration Shares. Upon their issuance, the Consideration Shares will be validly issued and outstanding as fully paid and non-assessable common shares of Scorpio Gold and, subject to the approval of the TSX Venture Exchange, will be listed and posted for trading on the TSX Venture Exchange.

Section 5.12     Compliance with Regulations. Scorpio Gold and its Affiliates are conducting their business in compliance in all material respects with all Applicable Laws and regulations in each jurisdiction in which they carry on business and have not received a notice of material non-compliance, nor to Scorpio’s Knowledge are there any facts which could give rise to a notice of material non-compliance with any Applicable Laws, except where such non-compliance would not have a Material Adverse Effect on Scorpio Gold.

Section 5.13     Financial Statements. The audited consolidated financial statements of Scorpio Gold for the financial year ended December 31, 2011 and the unaudited condensed consolidated interim financial statements of Scorpio Gold for the six month period ended June 30, 2012, including the notes thereto, as such financial statements are available in the Scorpio Disclosure Record, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Scorpio Gold on a consolidated basis for the periods then ended and have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis.

Section 5.14     Scorpio Mining Properties. The Scorpio Mining Properties are accurately described in all material respects in the Scorpio Disclosure Record and are owned or held by the Scorpio Gold or its Affiliates with good title.

Section 5.15     Environmental Liabilities. Except as set out in the Scorpio Disclosure Record, to Scorpio’s Knowledge, there are no Environmental Claims pending or threatened, relating to or alleging the violation of or non-compliance with Environmental Law or any Release on or in relation to the Scorpio Mining Properties that could reasonably be expected to have a Material Adverse Effect on Scorpio.

Section 5.16     Litigation. Except as described in the Scorpio Disclosure Record, there is no Claim by or before any Governmental Entity or brought by any Person pending or, to Scorpio’s Knowledge, threatened against or involving Scorpio Gold or its Affiliates, or which questions or challenges the validity of this Agreement or any action taken or to be taken by Scorpio Gold or Scorpio Sub pursuant to this Agreement or which could otherwise prevent the completion of the Transactions in accordance with this Agreement or which could have a Material Adverse Effect on Scorpio Gold.

Section 5.17     Due Diligence Review by Scorpio Gold. Each of Scorpio Gold and Scorpio Sub acknowledges and confirms that it has been given a reasonable and adequate opportunity to review the documents, books, records and materials of Royal Standard and its Affiliates, that it has been supplied with all additional information concerning the Assets that has been requested, that it has had a reasonable and adequate opportunity to ask questions of and receive answers from Royal Standard and its representatives, and that all questions have been answered to the full satisfaction of Scorpio Gold and Scorpio Sub.

Article 6
COVENANTS

Section 6.1     Interim Operations of the Assets. Royal Standard and Manhattan hereby covenant and agree that after the date hereof and prior to the Closing Date, except (i) as expressly provided in this Agreement, or (ii) as may be agreed in writing by Scorpio Gold acting in its sole discretion:

(a)

Royal Standard and Manhattan will not terminate the employment of the following individuals, except for just cause: X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X

(b)	Manhattan will maintain, and as necessary renew, all Permits and Assets in accordance with Applicable Laws;

(c)	Manhattan will maintain its books, records and accounts in respect of the Assets in the usual, regular and ordinary course of business, on a basis consistent with past practice;

(d)

neither Royal Standard nor Manhattan will amend its governance documents, or any documents relating to the Assets, in any manner that could negatively affect the Assets, or that could negatively affect its ability to consummate the Transactions under the terms of this Agreement;

(e)

neither Royal Standard nor Manhattan will modify, amend, waive, assign, release or terminate any Acquisition Property Contract in any manner that could materially affect the Assets, or that could negatively affect its ability to consummate the Transactions under the terms of this Agreement;

(f)

neither Royal Standard nor Manhattan will, with respect to the Assets: (i) incur or assume any indebtedness for borrowed money; (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person that could negatively affect its ability to consummate the Transactions under the terms of this Agreement or that could result in any Encumbrances on the Assets;

(g)

neither Royal Standard nor Manhattan will lease, license, mortgage, pledge, encumber or permit any Encumbrance upon any of the Assets that is not in existence as of the date hereof, or transfer, sell or dispose of any of the Assets, except for obsolete assets in the ordinary course of business with no material salvage value;

(h)	neither Royal Standard nor Manhattan will purchase or commit to purchase any assets or property, of any material amount, that relate to or affect the Assets;

(i)

except in the ordinary course of business, neither Royal Standard nor Manhattan will pay, repurchase, discharge or satisfy any of its Claims, liabilities or obligations relating to the Assets, or settle any pending litigation relating to the Assets, except as may be required in order for it to convey the Assets as contemplated herein and following written notice to Scorpio Gold, provided that Royal Standard or Manhattan may settle any pending litigation relating to the Assets provided such settlement includes a full release of any Claim against the Assets and a full release of Scorpio Gold and its Affiliates in respect of any Claim relating to Scorpio’s involvement in the Transactions;

(j)	Manhattan will file, on a timely basis, with appropriate taxing authorities all material Tax Returns required to be filed prior to the Closing Date with respect to, or in connection with, the Assets;

(k)

neither Royal Standard nor Manhattan will take, or agree to or commit to take, any action that is reasonably likely to (i) result in any of the conditions to the Closing set forth in Article 7 not being satisfied, (ii) make any representation or warranty contained herein inaccurate in any material respect at, or as of any time prior to, the Closing Date, or (iii) materially impair or delay the ability of the parties hereto to consummate the Closing in accordance with the terms hereof;

(l)	neither Royal Standard nor Manhattan will take any action which would have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Assets;

(m)	neither Royal Standard nor Manhattan will enter into any Contract to do any of the foregoing;

(n)

neither Royal Standard nor Manhattan will modify, amend, waive, assign, release or terminate, or allow to lapse, expire or terminate, any of the Permits in any manner that would adversely affect the Assets, or that would negatively affect Manhattan’s ability to consummate the Transactions under the terms of the Agreement; and

(o)	neither Royal Standard nor Manhattan shall take any action to cause the Assets not to be maintained in their current condition in all material respects.

Section 6.2     Interim Operations of Scorpio Gold and Scorpio Sub. Scorpio Gold and Scorpio Sub hereby covenant and agree that after the date hereof and prior to the Closing Date, except (i) as expressly provided in this Agreement, or (ii) as may be agreed in writing by Royal Standard acting in its sole discretion, neither Scorpio Gold nor Scorpio shall take any action that would interfere with or be inconsistent with the completion of the Transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by Scorpio Gold or Scorpio Sub in this Agreement untrue in any material respect.

Section 6.3     Access. Between the date of this Agreement and the Closing, Manhattan shall (i) afford Scorpio Gold and its authorized representatives reasonable access, upon at least 24 hours prior written notice, to the Acquisition Properties and the other Assets, including the Technical Information, and (ii) furnish Scorpio Gold with such other information concerning the Assets as Scorpio Gold may from time to time reasonably request, in each case, solely for the purpose of confirming the truth and accuracy of the representations and warranties of Royal Standard and Manhattan and the performance of Royal Standard’s and Manhattan’s covenants made in or pursuant to this Agreement. Each party will direct its personnel to render any assistance that the other party may reasonably request in examining or utilizing records referred to in this Section 6.3.

Section 6.4     Royal Standard Shareholder Approval. Royal Standard shall use its commercially reasonable efforts to obtain, in a timely manner prior to the Closing Date, all necessary shareholder approvals required pursuant to Applicable Law to complete the Transactions. Scorpio shall cooperate fully, on a commercially reasonable basis, in connection with the preparation of all circulars, documents and other materials necessary or advisable, in the reasonable judgement of Royal Standard, to obtain such necessary shareholder approvals, including, without limitation, the provision of any and all disclosure information reasonably requested of Scorpio by Royal Standard.

Section 6.5     Efforts and Actions to Cause Closing to Occur. Prior to the Closing, and according to the terms and subject to the conditions of this Agreement, each of the parties hereto shall, at its own expense, use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things reasonably necessary (subject to any Applicable Laws) to satisfy the conditions (including as set forth in Article 7) and obligations of this Agreement, and to consummate the Closing and the other Transactions as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the Transactions and the taking of such actions as are necessary to obtain any exemptions, waivers or approvals related thereto, by any Person or Governmental Entity, including with respect to: (i) the application by Scorpio Gold to the TSX Venture Exchange to approve the Transactions and (ii) obtaining the the Required Consents. To the extent that amendments or modifications of the Permits, or consents or approvals of transfer of Permits or Leases, are required as a result of the execution of this Agreement or consummation of any of the Transactions and to effect the Closing, the parties shall use all commercially reasonable efforts in cooperating to effect such amendments or modifications and receive such consents and approvals.

Section 6.6     Notification of Certain Matters. Each party hereto shall give prompt notice to the other party after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (A) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, (B) any communication received from any Governmental Entity in connection with the Transactions, or from any third party alleging that such party’s consent may be required in connection with the Transactions, or (C) any condition of such party set forth in Article 7 to be unsatisfied in any material respect at any time from the date hereof to the Closing Date; or (ii) any failure of such party to comply with or satisfy any covenant, condition or agreement of such party to be complied with or satisfied by it hereunder; provided, however, that the giving of such notice shall not be required from and after the time the party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.

Section 6.7     Subsequent Actions. If at any time after the Closing either party considers or is advised that any instruments of conveyance, assignments, assurances or any other actions or things are reasonably necessary to vest, perfect, transfer or confirm ownership (of record or otherwise) in Scorpio Sub of its right, title or interest in, to or under the Assets or otherwise to carry out this Agreement, then each of Royal Standard and Manhattan shall execute and deliver all instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be reasonably requested by Scorpio Gold or Royal Standard in order to vest, perfect, transfer or confirm any and all right, title and interest in, to and under the Assets in Scorpio Sub or otherwise to carry out the terms of this Agreement. If at any time after the Closing, any further action is reasonably necessary, proper or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable, each party hereto shall take, or cause its proper officers, directors or other personnel to take, all such reasonably necessary actions.

Section 6.8     Confidentiality. The confidentiality obligations of the parties shall be governed by the confidentiality and standstill agreement entered into between the parties on July 18, 2012 (the “Confidentiality and Standstill Agreement”), as such Confidentiality and Standstill Agreement may be amended or restated from time to time. The parties hereto agree that upon the Closing, the Confidentiality and Standstill Agreement will automatically be deemed to be amended, such that Scorpio Gold will be considered the “Disclosing Party” (as defined in the Confidentiality and Standstill Agreement) in respect of any Information (as defined in the Confidentiality and Standstill Agreement) relating to the Acquisition Properties, and Royal Standard will be considered the Recipient (as defined in the Confidentiality and Standstill Agreement) in respect of such Information.

Section 6.9     Tax Matters. All parties hereunder shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns relating to the Transactions and the parties hereto, and any audit, litigation or other proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon the other party’s request) the provision of Tax-related records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient, reasonable basis to provide additional information and explanation of any material provided hereunder.

Section 6.10     Disclosure Supplements. Prior to the Closing, Royal Standard and Manhattan shall supplement or amend the Disclosure Letter in writing, delivered to Scorpio Gold with respect to any matter, condition or occurrence hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter (any such update, a “Disclosure Update”).

Section 6.11     Further Assurances. Each party shall cooperate with the other, and execute and deliver, or use all commercially reasonable efforts, whether prior to or after Closing, at its own expense to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and to make all filings with and to obtain all consents (including Required Consents), approvals or authorizations of any Governmental Entity or other regulatory authority or any other Person (including the TSX Venture Exchange) under any Permit, Reclamation Bond or Contract, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, whether prior to or after Closing, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the Transactions contemplated hereby. Notwithstanding the foregoing, this Agreement (and the Closing of the Transactions) is subject to, among other provisions, the conditions set forth in Article 7 hereof.

Section 6.12     Governmental Relations. No party hereto, or any Affiliate thereof, will pay or agree to pay, directly or indirectly, any funds or anything of value to any public official for the purpose of influencing such public official’s acts, omissions or decisions in connection with the Transactions.

Section 6.13     No Solicitation. Royal Standard and Manhattan each covenants and agrees that, until such time as this Agreement has been terminated pursuant to the provisions of Article 8 hereof, it will not initiate any step in furtherance of the sale of the Assets, or any part thereof, to any Person other than Scorpio Sub or its Affiliates, and will not solicit any offer from any Person with a view to any such sale. Notwithstanding this Section 6.13, if after the date hereof, Royal Standard receives a written acquisition proposal (an “Acquisition Proposal”) that was not received in contravention of this Section 6.13, Royal Standard and its representatives may (i) provide information with respect to Royal Standard, Manhattan or their assets to the Person making such Acquisition Proposal; and/or (ii) engage in discussions with the Person making such Acquisition Proposal.

Royal Standard may enter into an agreement with respect to a Acquisition Proposal which is superior to this Agreement, provided in each case:

(a)	the board of directors of Royal Standard has determined, that such Acquisition Proposal is a superior proposal and that the failure to take action would be a breach of its fiduciary duties;

(b)

Royal Standard has delivered written notice to Scorpio Gold of the determination of the board of directors of Royal Standard that the Acquisition Proposal is a superior proposal and of the intention of the board of directors of Royal Standard to approve or recommend such superior Acquisition Proposal and/or of Royal Standard to enter into an agreement with respect to such superior Acquisition Proposal, together with a copy of such agreement (the “Scorpio Superior Proposal Notice”);

(c)

at least three Business Days have elapsed since the date the Scorpio Superior Proposal Notice was received by Scorpio Gold, which three Business Day period is referred to herein as the “Scorpio Match Period”;

(d)

if (A) Scorpio Gold has not offered to amend the provisions of this Agreement during the Scorpio Match Period, or (B) Scorpio Gold has offered to amend the provisions of this Agreement during the Scorpio Match Period and the board of directors of Royal Standard has determined that such Acquisition Proposal continues to be a superior proposal compared to the proposed amended provisions of this Agreement offered by Scorpio Gold, then Royal Standard and Manhattan may terminate this Agreement in order to accept the Acquisition Proposal, provided that upon such termination, Royal Standard must repay to Scorpio all of the Cash Advances and pay Scorpio a break-fee in the amount of $1,000,000 upon the closing the transaction resulting from the superior Acquisition Proposal.

Section 6.14     Maintenance of Reporting Issuer Status. Scorpio shall, for a period of at least twenty-four (24) months after Closing, use its commercially reasonable efforts to remain a reporting issuer not in default of any material requirement under and in respect of the applicable securities laws in such jurisdictions in which it is currently a reporting issuer, provided that such covenant shall not affect the ability of Scorpio Gold to enter into and complete a corporate transaction that would result in Scorpio Gold ceasing to be a reporting issuer in any jurisdiction of Canada.

Article 7
CONDITIONS

Section 7.1     Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing is conditional on the nonexistence at the Closing Date of any Applicable Law enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing or any pending or threatened Claim of a court of competent jurisdiction or Governmental Entity in effect precluding consummation of the Closing.

Section 7.2     Conditions to Obligations of Scorpio Gold and Scorpio Sub to Effect the Closing. The obligations of Scorpio Gold and Scorpio Sub to consummate the Closing will be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, or waiver thereof by Scorpio Gold:

(a)

Consents and Certifications Obtained. All Required Consents, as set forth in Section 4.4 of the Disclosure Letter, and all certifications and approvals of any Person necessary to the consummation of the Closing and the Transactions will have been obtained, including the approval of the TSX Venture Exchange, the consent of Waterton in its capacity as creditor to Royal Standard and the approval of the shareholders of Royal Standard.

(b)

Representations and Warranties. All of the representations and warranties of Royal Standard and Manhattan set forth in this Agreement that are qualified as to materiality will be true and complete and any such representations and warranties that are not so qualified will be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date, other than representations and warranties that speak as of a specific date or time (which need only be so true and correct as of such date or time). For the avoidance of doubt, the foregoing condition will not be affected or qualified by any Disclosure Update provided by Royal Standard or Manhattan under Section 6.10.

(c)

Performance of Covenants. Royal Standard and Manhattan will have performed, in all material respects, all of the obligations required by the agreements and covenants contained herein to be performed or complied with by each of them.

(d)	Material Adverse Effect. There will not have occurred any Material Adverse Effect in respect of the Assets.

(e)

Certificate of Officers. Scorpio Gold and Scorpio Sub will have received from Royal Standard and Manhattan a certificate, dated as of the Closing Date, duly executed by an executive officer of each entity, reasonably satisfactory in form to Scorpio Gold confirming the matters contained in paragraphs (a), (b), (c) and (d) above.

(f)

Receipt of Closing Documents. All documentation related to the completion of the Transactions will be reasonably satisfactory to Scorpio Gold and Scorpio Sub and Scorpio Gold and Scorpio Sub will have received from Royal Standard and Manhattan all such documentation or other evidence (including the deliveries set out in Section 3.3) as they may reasonably request in order to: (i) establish the taking of all necessary actions and proceedings in connection with the Transactions; and (ii) the completion of the Transactions.

(g)

Restructuring of Waterton Debt and Related Rights. Waterton will have entered into an agreement with Scorpio Gold with respect to the restructuring of the Waterton Debt and other rights of Waterton in relation to the Assets, on terms acceptable to Scorpio Gold in its sole discretion.

The foregoing conditions in this Section 7.2 are for the sole benefit of Scorpio Gold and Scorpio Sub and may be waived only in writing by Scorpio Gold in whole or in part, at any time and from time to time, in the sole discretion of Scorpio Gold. The failure by Scorpio Gold or Scorpio Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to Closing.

Section 7.3     Conditions to Obligations of Royal Standard and Manhattan to Effect the Closing. The obligations of Royal Standard and Manhattan to consummate the Closing will be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, or waiver thereof by Royal Standard:

(a)

Consents and Certifications Obtained. All Required Consents, as set forth in Section 4.4 of the Disclosure Letter, and all certifications and approvals of any Person necessary to the consummation of the Closing and the Transactions will have been obtained, including the approval of the TSX Venture Exchange, the consent of Waterton in its capacity as creditor to Royal Standard and the approval of the shareholders of Royal Standard.

(b)

Representations and Warranties. All of the representations and warranties of Scorpio Gold and Scorpio Sub set forth in this Agreement that are qualified as to materiality will be true and complete and any such representations and warranties that are not so qualified will be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date, other than representations and warranties that speak as of a specific date or time (which need only be so true and correct as of such date or time).

(c)

Performance of Covenants. Scorpio Gold and Scorpio Sub will have performed, in all material respects, all obligations required by the agreements and covenants contained herein to be performed or complied with by each of them.

(d)	Material Adverse Effect. There will not have occurred any Material Adverse Effect in respect of Scorpio Gold or Scorpio Sub.

(e)

Certificate of Officers. Royal Standard and Manhattan will have received from Scorpio Gold and Scorpio Sub a certificate, dated as of the Closing Date, duly executed by an executive officer of each entity, reasonably satisfactory in form to Royal Standard, confirming the matters contained in paragraphs (a), (b), (c) and (d) above.

(f)

Receipt of Closing Documents. All documentation related to the completion of the Transactions will be reasonably satisfactory to Royal Standard, and Royal Standard will have received from Scorpio Gold and Scorpio Sub all such documentation or other evidence as they may reasonably request (including the deliveries set out in Section 3.2) in order to: (i) establish the taking of all necessary actions and proceedings in connection with the Transactions; and (ii) the completion of the Transactions.

(g)

Waterton Debt. Waterton will have released and discharged Royal Standard and its Affiliates from their obligations in connection with the Waterton Debt and other rights of Waterton in relation to the Assets.

The foregoing conditions in this Section 7.3 are for the sole benefit of Royal Standard and Manhattan, and may be waived by Royal Standard in whole or in part, at any time and from time to time, in its sole discretion. The failure by Royal Standard or Manhattan at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Closing.

Article 8
TERMINATION

Section 8.1     Termination. This Agreement may be terminated at any time prior to the Closing Date according to the following:

(a)

by either Scorpio Gold or Royal Standard if any Governmental Entity has issued a Claim (which Claim the parties hereto shall first use all commercially reasonable efforts to have rescinded, withdrawn or abandoned) which permanently restrains, enjoins or otherwise prohibits the acquisition by Scorpio Sub of any material portion of the Assets, and such Claim has become final and cannot be appealed;

(b)

by either Scorpio Gold or Royal Standard upon two Business Days’ written notice given from one party to the other in the event that the Closing has not taken place on or before the Termination Date (which date may be extended by mutual agreement of the parties) for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or prior to such date;

(c)

by Scorpio Gold, if either of Royal Standard or Manhattan has breached any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach is material and would result in the failure of a condition for the benefit of Scorpio Gold or Scorpio Sub set out in Article 7 and which breach has not been cured within 30 days after the giving of written notice by Scorpio Gold to Royal Standard specifying such breach, provided such breach was not known by or made known to Scorpio Gold or Scorpio Sub prior to the date of this Agreement. If such a notice has been properly given pursuant to this Section 8.1(c) and such 30-day period would end after the Termination Date, then the Termination Date shall automatically be extended to the date that is five Business Days after the end of such 30-day period; or

(d)

by Royal Standard, if either of Scorpio Gold or Scorpio Sub has breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach is material and would result in the failure of a condition for the benefit of Royal Standard or Manhattan set out in Article 7 and which breach has not been cured within 30 days after the giving of written notice by Royal Standard to Scorpio Gold specifying such breach, provided that such breach was not known by or made known to Royal Standard or Manhattan prior to the date of this Agreement. If such a notice has been properly given pursuant to this Section 8.1(d) and such 30-day period would end after the Termination Date, then the Termination Date shall automatically be extended to the date that is five Business Days after the end of such 30-day period.

Section 8.2     Effect of Termination. In the event of the proper termination of this Agreement by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination of the Agreement is made, and there shall be no liability or obligation thereafter on the part of any party hereto except (i) for fraud, (ii) for breach of this Agreement prior to such termination, (iii) for a breach of any party’s obligations pursuant to Section 6.8 hereof, (iv) Royal Standard’s obligation to repay the Cash Advances pursuant to Section 2.4, or (v) as set forth in Section 10.1 hereof.

Section 8.3     Extension; Waiver. At any time prior to the Closing, each of the parties hereto may (i) extend the time for the performance of any of the obligations or acts of the any other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (iii) waive compliance with any of the agreements of the other party contained herein or (iv) waive any condition in its favor to its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Article 9
INDEMNIFICATION

Section 9.1     Indemnification; Limitations. Scorpio Gold and Scorpio Sub, on a joint and several basis, shall indemnify, defend and hold harmless the Royal Standard Indemnified Persons from and against and in respect of all Royal Standard Losses. Royal Standard and Manhattan, on a joint and several basis, shall indemnify, defend and hold harmless the Scorpio Indemnified Persons from and against and in respect of all Scorpio Losses.

Section 9.2     Notice of Claim; Defense. Scorpio Gold (on behalf of itself, Scorpio Sub and, if applicable, the other Scorpio Indemnified Persons) on one hand, and Royal Standard (on behalf of itself, Manhattan and, if applicable, on behalf of the other Royal Standard Indemnified Persons) on the other hand, shall give each other prompt written notice of any third-party Claim that may give rise to any indemnification obligation under this Article 9, together with the estimated amount of such Claim, the method of computation thereof and the basis of such Claim (to the extent known, all with reasonable particularity) and the party potentially subject to indemnifying (the “Indemnifying Party”). The Indemnifying Party shall have the right to assume the defense (at its own expense) of any such Claim through counsel of its choosing by so notifying the party potentially being indemnified (the “Indemnified Party”) in writing within 15 days of the first receipt by the Indemnifying Party of such notice from the Indemnified Party; provided, however, that any such counsel must be reasonably satisfactory to the Indemnified Party and must not have any conflict with respect to such action or Indemnified Party. Failure to give such notice will not affect the indemnification obligations hereunder except to the extent of actual prejudice. If the Indemnified Party is a subject of any such Claim or action, and under applicable standards of professional conduct, a conflict with respect to any significant issue between any Indemnified Party and any Indemnifying Party reasonably exists in respect of such third-party Claim, the Indemnifying Party shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to eliminate such conflict. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of any such third-party Claim, other than during any period in which the Indemnified Party has failed to give notice of the third-party Claim as provided above. If the Indemnifying Party assumes such defense, the Indemnified Party will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the Indemnifying Party’s counsel. If the Indemnifying Party chooses to defend or prosecute a third-party Claim, the Indemnified Party shall cooperate in the defense or prosecution thereof, which cooperation will include, to the extent reasonably requested, the provision to the Indemnifying Party of records and information reasonably relevant to such third-party Claim, and making personnel of the Indemnified Party available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If the Indemnifying Party chooses to defend or prosecute any third-party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such third-party Claim that the Indemnifying Party may recommend and that, by its terms, discharges the Indemnified Party and each of its Affiliates from the full amount of liability in connection with such third-party Claim; provided, however, that, the Indemnified Party shall not be required to agree to the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting the Indemnified Party or any of its Affiliates, or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such Claim by each claimant or plaintiff to the Indemnified Party and each of its Affiliates that is the subject of such third-party Claim.

Section 9.3     Survival of Indemnification Claims. Subject to Section 9.5, the indemnification obligations set forth in this Article 9 will survive the Closing. No Claim for indemnification as a result of a breach of any representation or warranty may be brought, however, after expiration of such representation or warranty under Section 9.5 below.

Section 9.4     Effect of Investigation. The parties acknowledge and agree that an Indemnified Party will not be entitled to indemnification, payment of Scorpio Losses or Royal Standard Losses or other remedies based on any inaccuracy or breach of representation, warranty, covenant or obligation of Scorpio Gold, Scorpio Sub, Royal Standard or Manhattan, as applicable, contained in or made pursuant to this Agreement in the event that (i) the Indemnified Party was advised of in writing or otherwise had actual knowledge of the inaccuracy or breach of on or prior to the Closing Date, or (ii) if such inaccuracy or breach could reasonably be expected to have a Material Adverse Effect if the Indemnified Party had been advised in writing or otherwise had actual knowledge of the inaccuracy or breach prior to the time of Closing and the Indemnified party completes the transaction hereunder notwithstanding such inaccuracy or breach. Scorpio Gold and Scorpio Sub are deemed to have actual knowledge of all documents, files and data made available to them in the electronic documentation site established by Royal Standard for the purposes of facilitating the Transactions contemplated in this Agreement.

Section 9.5     Survival of Covenants, Representations and Warranties. The covenants, representations and warranties of the parties made herein or in any other documentation delivered pursuant to this Agreement and the covenants and agreements to be performed hereunder shall survive Closing. Notwithstanding the foregoing, the representations and warranties of the parties made herein shall only survive until the date that is one year following the Closing Date; provided, however, that the expiration of a representation or warranty, shall not affect the obligations of a party with respect to claims for indemnification for which notice has been given to the Indemnifying Party in accordance with this Article 9 prior to such expiration.

Section 9.6     Exclusive Remedy; Limitation of Damages. Following Closing, subject to Section 10.9, the indemnity provisions in this Article 9 will be the exclusive remedy for any misrepresentation or breach of warranty or breach of any covenant, agreement or obligation under this Agreement. No party hereto shall be liable to another for any consequential, incidental, indirect, special, punitive, exemplary, loss of profits or benefits or similarly based theories of damages except to the extent such damages are included as part of a third-party Claim resulting in an indemnification obligation under this Article 9. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies.

Section 9.7     Indemnification Limitations.

(a)

Subject to paragraphs (c) and (e) below, no Scorpio Losses may be recovered by the Scorpio Indemnified Persons from Royal Standard or Manhattan under this Article 9 or otherwise under this Agreement unless and until the accumulated aggregate amount of Scorpio Losses incurred by all Scorpio Indemnified Persons exceeds Cdn.$100,000, in which event, the accumulated aggregate amount of all such Royal Standard Losses incurred may be recovered.

(b)

Subject to paragraph (d) below, no Royal Standard Losses may be recovered by the Royal Standard Indemnified Persons from Scorpio Gold or Scorpio Sub under this Article 9 or otherwise under this Agreement unless and until the accumulated aggregate amount of Royal Standard Losses incurred by all Royal Standard Indemnified Persons exceeds Cdn.$100,000, in which event, the accumulated aggregate amount of all such Royal Standard Losses incurred may be recovered.

(c)

Subject to paragraph (e) below, notwithstanding anything to the contrary contained in this Agreement, the obligations of Royal Standard and Manhattan collectively to indemnify the Scorpio Indemnified Persons in respect of any Scorpio Losses incurred by the Scorpio Indemnified Persons, or to make any payment for any other claims that Scorpio Indemnified Persons may make against Royal Standard under this Agreement, is limited to Cdn.$10,000,000 in the aggregate.

(d)

Notwithstanding anything to the contrary contained in this Agreement and subject as hereinafter provided, the obligations of Scorpio Gold and Scorpio Sub to indemnify the Royal Standard Indemnified Persons in respect of any Royal Standard Losses incurred by the Royal Standard Indemnified Persons, or to make any payment for any other claims that Royal Standard Indemnified Persons may make against Scorpio Gold or Scorpio Sub under this Agreement, is limited to Cdn.$10,000,000 in the aggregate.

(e)

Notwithstanding any of the limitations set forth above in this Section 9.7, Royal Standard and Manhattan agree that they will be fully liable on a joint and several basis without limitation whatsoever, beginning with the first dollar, for any Scorpio Losses, as applicable, which relate to:

(i)	any Pre-Closing Liabilities; and

(ii)

any of the Scorpio Indemnified Persons’ liability under CERCLA in respect of the Pre- Closing Liabilities. It is the intent of the parties hereto that nothing in this Agreement shall alter or change whatever rights, claims and defenses the parties may have under CERCLA with respect to Environmental Claims that may arise out of the Assets.

Article 10
MISCELLANEOUS

Section 10.1     Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, unless specifically set forth otherwise.

Section 10.2     Amendment and Modification. This Agreement may be amended, modified and supplemented in any respect, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 10.3     Notices. Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same by courier on a Business Day or by sending the same by facsimile, or by e-mail, in each case addressed as follows:

(a)	if to Scorpio at:

1462 de la Quebecoise Val-d'Or, Quebec J9P 5H4

Attention: Peter Hawley, CEO Facsimile Number: 819-825-0977 E-mail: phawley@scorpiogold.com with a copy to:

Axium Law Corporation 3350 - 1050 Dunsmuir Street
P.O. Box 49222 Van Stn. Bentall Centre
Vancouver, BC V7X 1L2

Attention: Rod McKeen Facsimile Number: 604-692-4900 E-mail: rmckeen@axiumlaw.com

(b)	if to Royal Standard and Manhattan at:

36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Attention: Paul G. Smith
E-mail: pgs@equityfinancialtrust.com

with a copy to:

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2

Attention: Paul Stein
Facsimile Number: 416-640-3088
E-mail: pstein@casselsbrock.com

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if sent by facsimile, email or other similar form of communication, be deemed to have been given or received on the day it was so sent, unless such day is not a Business Day, in which case it shall be deemed to have been given and received on the following Business Day. Any party may at any time give to the other, notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

Section 10.4     Counterparts. This Agreement may be executed in as many counterparts as may be necessary and each such counterpart agreement so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Agreement and any counterpart thereof may be delivered by facsimile or other means of electronic reproduction and when so delivered shall be an original.

Section 10.5     Entire Agreement; No Third Party Beneficiaries. This Agreement and the schedules and exhibits hereto (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof, including the Letter Agreement, but, for greater certainty, does not include the Confidentiality and Standstill Agreement, which shall remain in full force and effect until terminated in accordance with its terms, and (b) except as expressly provided for herein, are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder.

Section 10.6     Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court or other authority making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.7     Governing Law. The validity, interpretation and performance of this Agreement will be construed in accordance with and be governed by the laws of the State of Nevada, without regard to any of the conflicts or choice of laws principles thereof which would apply the laws of any other jurisdiction.

Section 10.8     Exclusive Jurisdiction. Any proceeding brought relating to this Agreement will be brought only in the applicable state and federal courts located in Washoe County, Nevada, and venue will be proper only in such courts. Each party hereto agrees and covenants that it will not raise any claim of lack of jurisdiction or of inconvenient forum or any similar objection to jurisdiction in such courts.

Section 10.9     Specific Performance; Injunctive Relief. Each of the parties hereto agrees that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which a party is entitled under Applicable Law or in equity, but also subject to the other terms of this Agreement (including the conditions to the Closing set forth in Article 7).

Section 10.10     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

Section 10.11     Headings. The article, section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.12     Recovery of Costs and Fees. If a legal action or other proceeding is brought for enforcement of this Agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party will be entitled to recover reasonable fees and costs incurred, including those of attorneys, accountants and experts, both before and after judgment, in addition to any other relief to which they may be entitled.

Section 10.13     Interpretation. This Agreement will be construed without regard to the identity of the party who drafted any particular provision hereof. Each provision of this Agreement will be construed as though all parties hereto participated equally in its drafting. Consequently, all parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party will not apply to this Agreement.

Section 10.14     No Waiver. Failure on the part of any party hereto to complain of any action or non-action on the part of another party, no matter how long the same may continue, will not be deemed to be a waiver by the non-complaining party of any of its rights hereunder. Further, it is covenanted and agreed that no waiver at any time of any of the provisions hereof will be construed as a waiver of any of the other provisions hereof and that a waiver at any time of any of the provisions hereof may not be construed as a waiver at any subsequent time of the same provisions. The consent or approval by one party to or of any action by the other requiring the approving party’s consent or approval will not be deemed to waive or render unnecessary such party’s consent or approval to or of any subsequent similar act.

Section 10.15     Announcements. Neither Scorpio Gold nor Royal Standard will make any news release, public announcement or public statement about this Agreement or the Transactions which has not been previously reviewed and approved by the other, such approval not to be unreasonably withheld or delayed. Notwithstanding the above, if either party is required by applicable securities or other laws, legal process or stock exchange or market rules or regulations to disclose any information in respect of this Agreement or the Transactions, it may make such disclosure, provided it gives the other party a reasonable opportunity to review such disclosure before it is made.

Section 10.16     Waiver Of Jury Trial. EACH OF SCORPIO GOLD, SCORPIO US, ROYAL STANDARD AND MANHATTAN HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EACH SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Scorpio Gold, Scorpio Sub, Royal Standard and Manhattan have caused this Agreement to be executed by their respective duly authorized representatives as of the date first written above.

SCORPIO GOLD CORPORATION

By: /s/ Peter J Hawley
Name: Peter J Hawley
Title: CEO / Director

GOLDWEDGE LLC

By: /s/ Peter J Hawley
Name: Peter J Hawley
Title: President

ROYAL STANDARD MINERALS INC.

By: /s/ Paul G Smith
Name: Paul G Smith
Title: Chairman

MANHATTAN MINING CO.

By: /s/ Philip Gross
Name: Philip Gross
Title: CEO